SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  N/A

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  N/A

     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

*  Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

News release
SIGNATURE

Bayer
News release	Bayer AG Communications D-51368 Leverkusen Germany Tel.: +49 214 30-1 www.news.bayer.com

This news release is not an offer for the sale of securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. LANXESS AG and Bayer AG do not intend to register any securities of LANXESS AG in the United States or to conduct a public offering of securities in the United States.

Extraordinary Stockholders’ Meeting of Bayer AG:

Stockholders approve the spin-off of Lanxess

Leverkusen/Essen — The stockholders of Bayer AG have cleared the way for the spin-off of Lanxess. At the Extraordinary Stockholders’ Meeting on November 17, 2004 in Essen, they voted by a majority of 99.66 percent of the capital stock represented to approve the Spin-Off and Acquisition Agreement between Bayer AG and Lanxess AG as proposed by the Board of Management and the Supervisory Board. The Lanxess unit, which is currently operating as a Bayer subgroup, can thus be spun off. Lanxess comprises most of Bayer’s chemicals activities and about one third of its polymers business. Bayer will thereafter concentrate on the primarily innovation- and technology-driven core businesses of health care, nutrition and hightech materials.

Bayer AG Management Board Chairman Werner Wenning expressed his satisfaction with the clear result of the vote: “We were able to convince our stockholders that this strategic step can create value for the company, and thus for its stockholders as well. Bayer and Lanxess have everything they need for success in the future.”

Following this decision by Bayer’s stockholders, Lanxess can now be placed on the stock market as an independent company by way of a spin-off as planned. For every 10 shares he or she holds in Bayer, each stockholder will receive one Lanxess share in addition. It is intended to list Lanxess shares on the stock market in early 2005.

42.86 percent of the EUR 1.87 billion capital stock was represented when the vote was taken at the Extraordinary Stockholders’ Meeting.

Leverkusen/Essen, November 17, 2004
hBs/ha                    (2004-0692E)

Contact:
Günter Forneck, phone +49-214-30-50446, fax +49-214-30-55156
E-mail: guenter.forneck.gf@bayer-ag.de

Christian Hartel, phone +49-214-30-47686, fax +49-214-30-55156
E-mail: christian.hartel.ch@bayer-ag.de

Availability at the Extraordinary Stockholders’ Meeting:
phone +49 201/803-6114

Forward-Looking Statements
This news release contains forward-looking statements based on current assumptions and forecasts made by the managements of Bayer AG and LANXESS AG. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of Bayer AG or LANXESS AG and the estimates given here. These factors include those discussed in Bayer AG’s annual and interim reports to the Frankfurt Stock Exchange and in its reports filed with the U.S. Securities and Exchange Commission (including its Form 20-F). Bayer AG and LANXESS AG assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)

By:	/s/ ppa. Alexander Rosar
	Name:	Alexander Rosar
	Title:	Head of Investor Relations

By:	/s/ Armin Buchmeier
	Name:	Armin Buchmeier
	Title:	Senior Counsel

Date: November 18, 2004